EXHIBIT 1

Execution Version

FOURTH AMENDING AGREEMENT

TO THE COMMITMENT LETTER DATED MAY 16, 2017

THIS FOURTH AMENDING AGREEMENT is made effective as of June 3, 2021

AMONG:

TRANSGLOBE ENERGY CORPORATION

as Borrower

- and -

ATB FINANCIAL

as Lender

PREAMBLE:

A.	Pursuant to the commitment letter dated May 16, 2017 and accepted May 16, 2017 between TransGlobe Energy Corporation, as borrower (the "Borrower"), and ATB Financial (formerly Alberta Treasury Branches), as lender (the "Lender"), as amended by a first amending agreement made effective as of May 11, 2018, a second amending agreement made effective as of July 11, 2019 and a third amending agreement made effective as of June 30, 2020 (as amended, the "Commitment Letter") the Lender agreed to provide to the Borrower the Facility.

B.	The parties hereto wish to amend the Commitment Letter on the terms and conditions herein provided.

AGREEMENT:

NOW THEREFORE in consideration of the premises, the covenants and the agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged between the parties hereto, the parties agree as follows:

1.	Definitions. Capitalized terms used in this fourth amending agreement (the "Fourth Amending Agreement") will, unless otherwise defined herein, have the meaning attributed to such terms in the Commitment Letter, as amended hereby.

2.	Amendment Date. The amendments contained herein shall be effective as of the date of this Fourth Amending Agreement (the "Fourth Amendment Date").

3.	Amendments. Effective the Fourth Amendment Date and upon satisfaction of the conditions precedent set forth in paragraph 6 below, the Commitment Letter is amended as follows:

(a)	Section 1 of the Commitment Letter is hereby amended by:

(i)	deleting the reference therein to "$15,000,000.00" in respect of the available amount of Facility #1 and replacing it with "$22,500,000.00".

(ii)	deleting the reference therein to "to payout in full the Stream Loan and after the closing date" in its entirety.

(b)	Section 3 of the Commitment Letter is hereby amended by deleting the reference to "May 30, 2021" in the third paragraph thereof and replacing it with "May 30, 2022".

(c)	Section 7 of the Commitment Letter is hereby amended by (a) deleting the reference to "; and" at the end of existing paragraph (o) and replacing it with ";" thereof, (b) deleting the reference to "." at the end of existing paragraph (p) and replacing it with "; and" thereof, and (c) adding the following new paragraphs (q) and (r) immediately following existing paragraph (p):

(q)	within 15 days of the Borrower at any time during a fiscal year exceeding any applicable Actual Utilization Rate set out in the table below, the Borrower shall enter into, and maintain until the end of such fiscal year Hedging Agreements described in paragraph (c) of the definition thereof representing no less than the percentage set out in the table below of the Borrower’s forecasted average daily Canadian production of oil and natural gas volumes (net of royalties) to the end of such fiscal year, based on the then most recent Annual Budget delivered to and approved by the Lender pursuant to this agreement, as such may be updated from time to time with the consent of the Lender:

Actual Utilization Rate	Percentage of forecasted average daily Canadian production of oil and natural gas volumes (net of royalties)
<50%	25%
≥50% and <70%	50%
≥70%	60%

(r)	at the time of or prior to the Borrower exceeding any Projected Utilization Rate set out in the table below at any time in a fiscal year as set out in the Annual Budget the Borrower shall have entered into, and maintain until the end of such fiscal year Hedging Agreements described in paragraph (c) of the definition thereof representing no less than the percentage set out in the table below of the Borrower’s forecasted average daily Canadian production of oil and natural gas volumes (net of royalties) to the end of such fiscal year, based on the then most recent Annual Budget delivered to and approved by the Lender pursuant to this agreement, as such may be updated from time to time with the consent of the Lender:

Projected Utilization Rate	Percentage of forecasted average daily Canadian production of oil and natural gas volumes (net of royalties)
<50%	25%
≥50% and <70%	50%
≥70%	60%

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(d)	Section 9 of the Commitment Letter is hereby amended by (a) deleting the reference to "; and" at the end of existing paragraph (g) and replacing it with ";" thereof, (b) deleting the reference to "." at the end of existing paragraph (h) and replacing it with "; and" thereof, and (c) adding the following new paragraph (i) immediately following existing paragraph (h):

"(i)	not later than 30 days prior to the end of any fiscal year the current management approved forecast for the following fiscal year that includes both Projected Utilization Rates and forecasted average daily Canadian production of oil and natural gas volumes (net of royalties) (the "Annual Budget"). Until such Annual Budget is approved by the Lender, acting reasonably, the previously delivered Annual Budget shall remain in full force and effect."

(e)	Section 16 of the Commitment Letter is hereby amended by inserting the following new definitions in the appropriate alphabetical order:

"Actual Utilization Rate" means, at any time, the quotient obtained by dividing (a) the aggregate amount in Canadian dollars of all advances outstanding under or in respect of Facility #1 by (b) Cdn. $22,500,000.

"Annual Budget" has the meaning ascribed thereto in Section 9(i) of this Commitment Letter.

"Projected Utilization Rate" means, the quotient obtained by dividing (a) the projected amounts all advances under or in respect of Facility #1 from time to time as provided for in the Annual Budget by (b) Cdn. $22,500,000.

4.	Confirmation of Borrowing Base and Review Dates. Effective as of the Fourth Amendment Date and upon satisfaction of the conditions precedent set forth in paragraph 6 below: (a) the Borrowing Base is hereby confirmed to be $22,500,000.00 and (b) the next review date is hereby scheduled to be November 30, 2021.

5.	Extension of Revolving Period. The Lender hereby confirms that the current Term Date is (and for certainty, the current Revolving Period will now end on) May 30, 2022.

6.	Conditions Precedent. This Fourth Amending Agreement shall become effective upon:

(a)	the Borrower delivering or causing to be delivered to the Lender:

(i)	a fully executed copy of this Fourth Amending Agreement;

(ii)	an executed officer's certificate from an officer of the Borrower in respect of general corporate matters and attaching a copy of the directors' resolution approving this Fourth Amending Agreement and the other documents to be delivered in connection therewith, in form and substance satisfactory to the Lender;

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(iii)	an executed officer's certificate as to title satisfactory to Lender attached thereto a current land schedule of major producing petroleum and natural gas reserves described by lease (type, date, term, parties), legal description (wells and spacing units), interest (W.I. or other APO/BPO interests), overrides (APO/BPO), gross overrides, and other liens, encumbrances, and overrides;

(iv)	a certificate of status for the Province of Alberta for the Borrower;

(v)	a solicitor opinion letter from counsel to the Borrower; and

(b)	the Borrowers paying or causing to be paid to the Lender a renewal fee in an aggregate amount of $[redacted] and a new money fee in an aggregate amount of $[redacted].

7.	Confirmation of Security Documents. The Borrower agrees with and confirms to the Lender that as of the Fourth Amendment Date, all Security Documents to which it is a party are and shall remain in full force and effect in all respects and shall continue to exist and apply to all of the obligations, liabilities and indebtedness of the Borrower under, pursuant or relating to the Commitment Letter, as amended by this Fourth Amending Agreement, and all other documents executed and delivered by the Borrower in connection therewith. This confirmation is in addition to and shall not limit, derogate from or otherwise affect any provisions of the Security Documents. Each of the parties hereto acknowledges and agrees that the Commitment Letter, as amended by this Fourth Amending Agreement, and all other documents executed and delivered by the Borrower in connection therewith, will be and continue in full force and effect and are hereby confirmed and the rights and obligations of all parties thereunder will not be effected or prejudiced in any manner except as specifically provided herein.

8.	Representations and Warranties. The Borrower agrees with and confirms to the Lender that as of the Fourth Amendment Date each of the representations and warranties listed in Section 6 of the Commitment Letter, as amended by this Fourth Amending Agreement, is true and accurate. Further, the Borrower hereby represents and warrants to the Lender that:

(a)	the execution and delivery of this Fourth Amending Agreement and the performance by it of its obligations hereunder: (A) are within its corporate powers; (B) have been duly authorized by all necessary corporate action; (C) have received all necessary governmental approval (if any required); and (D) do not and will not contravene or conflict with any provision of any applicable law or its constating documents or by-laws; and

(b)	this Fourth Amending Agreement is a legal, valid and binding obligation of it, enforceable against it in accordance with its terms except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, winding-up, moratorium or similar applicable laws relating to the enforcement of creditors' rights generally and by general principles of equity.

9.	Further Assurance. The Borrower will from time to time forthwith at the Lender's request and at the Borrower's own cost and expense, make, execute and deliver, or cause to be done, made, executed and delivered, all such further documents, financing statements, assignments, acts, matters and things which may be reasonably required by the Lender and as are consistent with the intention of the parties as evidence herein, with respect to all matters arising under this Fourth Amending Agreement.

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10.	Expenses. The Borrower will be liable for all expenses of the Lender, including, without limitation, reasonable legal fees (on a solicitor and his own client indemnity basis) and other out-of-pocket expenses in connection with the negotiation, preparation, establishment, operation or enforcement of the Commitment Letter and this Fourth Amending Agreement (whether or not consummated) by the Lender.

11.	Counterparts. This Fourth Amending Agreement may be executed in any number of counterparts (including by facsimile transmission or other electronic communication), each of which when executed and delivered will be deemed to be an original, but all of which when taken together constitutes one and the same instrument. Any party may execute this Fourth Amending Agreement by signing any counterpart.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Fourth Amending Agreement to be duly executed by their respective authorized officers effective as of the date first written above.

ATB FINANCIAL, as Lender

By:	"Signed"
Name:
Title:

By:	"Signed"
Name:
Title:

Signature Page to the Fourth Amending Agreement

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TRANSGLOBE ENERGY CORPORATION, as Borrower

By:	"Signed"
Name:
Title:

By:	"Signed"
Name:
Title:

Signature Page to the Fourth Amending Agreement

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